Mail Stop 3651

May 21, 2007

<u>Via Fax and U.S. Mail</u>

Alan Treibitz
Chief Executive Officer
Z-Axis Corporation
5445 DTC Parkway, Suite 450
Greenwood Village, Colorado 80110

Tre Cates
Chief Executive Officer
Silicon Mountain Memory, Incorporated
4755 Walnut Street
Boulder, Colorado 80301

RE: **Z-Axis Corporation and Silicon Mountain Memory, Incorporated**
Amendment No. 2 to Schedule 14A
Filed April 23, 2007
File No. 000-11284

Dear Mr. Treibitz and Mr. Cates:

We have reviewed your responses to the comments in our letter dated July 26, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Waiver of Conditions to Closing, page 13</u>

1. Please revise to delete the reference to the SEC.

<u>Risks to Us, page 18</u>

2. Please add a risk about the sale to Laurus of 1.6 million shares of Silicon Mountain at $.01 a share and the effect on the share price of your stock as those warrants are exercised and sold. See page 61.

3. Also add a risk factor about the extra expense of raising capital imposed by the anti-dilution protection agreed to with Laurus, which raises the cost of raising equity by an additional 20%. See page 61.

Selected Unaudited Pro Forma Consolidated Financial Data, page 31
General

4. Please revise the footnotes to your pro forma consolidated financial statements to describe each of your pro forma adjustments in greater detail. In this regard, your footnotes should discuss the nature of each adjustment, the significant assumptions applied when determining the amount of each adjustment, and additional information which supports the computation of each adjustment. For example, your footnote disclosure should explain that the reduction in Z-Axis's weighted-average shares outstanding at December 31, 2006 from 3,825,000 (on an actual basis) to 391,543 (on a pro forma basis) is attributable to i) the one-for-nine reverse stock split of Z-Axis common stock expected to occur immediately prior to the closing of your exchange and ii) the redemption of 33,457 post-split shares of Z-Axis common stock from the Z-Axis investor group, in connection with your asset sale. Please expand the disclosure provided in each of your footnotes, as applicable.

5. In your disclosure, you state that "the pro forma statements of operation data for the period ended December 31, 2006 below reflects the March 31 fiscal year end for Z-Axis and the December 31 fiscal year end for Silicon Mountain." However, we note that the Z-Axis financial data incorporated into your pro forma consolidated statement of operations reflects Z-Axis's results of operations for the twelve months ended December 31, 2006. Please revise your disclosure to accurately describe the financial data that has been incorporated into your pro forma consolidated statement of operations. Alternatively, if Z-Axis's audited financial statements for the fiscal year ended March 31, 2007 become available prior to the date on which you file an amendment to your proxy statement, you may revise your pro forma statement of operations to reflect the financial data from those audited financial statements.

Pro Forma Consolidated Statements of Operations Data, page 32

6. Please explain why the financial data included in the column titled "SMM twelve months ended December 31, 2006" does not reconcile with Silicon Mountain Memory, Inc.'s audited consolidated statement of operations for the fiscal year ended December 31, 2006. To the extent that you have recorded adjustments to the Silicon Mountain Memory, Inc.'s audited statement of operations, please tell us the nature of, the amounts of, and reasons for such adjustments. Please note that all pro forma adjustments should be separately disclosed and discussed in a footnote to your pro forma financial statements.

7. We note from your discussion of debt financing in the "Recent Developments" section of your filing that Silicon Mountain entered into a security and purchase agreement among Silicon Mountain, VCI Systems and an institutional accredited investor (the "Lender") on September 25, 2006 – the date of the acquisition of

VCI Vision Computers -- pursuant to which the Lender agreed to loan up to $8.5 million to Silicon Mountain and VCI Systems. We also note that a portion of the proceeds of this loan was used to consummate the VCI Asset Acquisition. Based upon Silicon Mountain's cash balance at September 30, 2006, it appears that Silicon Mountain may not have had sufficient cash on hand to complete the VCI Asset Acquisition without the use of proceeds from the loan agreement. As a portion of Silicon Mountain's September 25, 2006 borrowings appear to relate directly to the VCI Asset Acquisition, we believe that your consolidated pro forma financial statements should include an adjustment to reflect the pro forma effects of the interest expense and the amortization of deferred financing costs which would have been incurred, if the VCI Asset Acquisition had been consummated on January 1, 2006. Please revise your pro forma consolidated financial statements, accordingly. Alternatively, tell us why you do not believe a revision is necessary.

8. We note that you have recorded a pro forma adjustment of $182,909 to reflect the additional depreciation and amortization expense which would have been incurred with regard to assets acquired from VCI -- assuming the acquisition had occurred on January 1, 2006. However, based upon the fair values assigned to the amortizable intangible assets acquired from VCI and their respective useful lives (as disclosed in Footnote 4 to the Silicon Mountain Memory, Inc. financial statements for the period ended December 31, 2006), it appears that the adjustment for the additional depreciation and amortization expense should have been greater than $182,909. Furthermore, we note from Footnote 2 to the Silicon Mountain Memory, Inc. financial statements for the period ended December 31, 2006, that the acquisition of VCI appears to have resulted in a $105,750 increase to the carrying value of VCI's plant, property, and equipment. Additional depreciation expense related to the increase in the carrying value of VCI's plant, property, and equipment would also be expected to be reflected in your pro forma adjustment to depreciation and amortization. Given the aforementioned factors, we are unclear how your pro forma adjustment to depreciation and amortization expense has been determined. As such, please provide us with a detailed computation or analysis which demonstrates how your pro forma adjustment was calculated. In addition, if you determine that your pro forma adjustment has been understated, please revise your pro forma financial statement accordingly. Finally, please expand your disclosure in footnote "a" to discuss the assumptions used to compute your adjustment in further detail.

9. We note that your pro forma financial statements do not appear to reflect the tax effects of your pro forma adjustments, if any, as a separate pro forma adjustment. Please tell us whether you have determined the tax effects of your pro forma adjustments based upon the statutory rate in effect during the period for which your pro forma statement of operations has been presented. If your pro forma statement of operations already reflects the tax effects of your other pro forma adjustments, we believe that you should revise your pro forma statement of

operations to separately disclose your pro forma tax adjustment. To the extent that the tax effects of your pro forma adjustments have not been contemplated, please revise your pro forma financial statements or tell us why you do not believe a revision of your pro forma financial statements is not necessary. Refer to Instruction 7 to Rule 11-02 of Regulation S-X for enhanced guidelines regarding the presentation, preparation, and disclosure of pro forma financial information.

10. Furthermore, we note that VCI Vision Computers, Inc. ("VCI") was organized as an S Corporation prior to being acquired by Silicon Mountain Memory, Inc. As such, VCI did not pay taxes at the corporate level. Given that VCI is now a consolidated subsidiary of Silicon Mountain Memory, Inc., please tell us whether Silicon Mountain Memory, Inc. will incur/pay taxes related to the income earned by VCI. To the extent that taxes will be paid on VCI's future income, it appears that your pro forma consolidated financial statements should include an adjustment which reflects the pro forma effect of taxes which would have been incurred with regard to VCI's income, if the acquisition of VCI was consummated on January 1, 2006. Please advise or revise your pro forma consolidated financial statements, accordingly.

11. Please clearly indicate that the $50,000 adjustment (denoted as adjustment "c"), which reflects legal and accounting expenses related to your merger, was not considered in your combined pro forma statement of operations, as such adjustment is not a recurring charge. Refer to Rule 11-02(b)(5) of Regulation S-X for enhanced guidance regarding the presentation, preparation, and disclosure of pro forma financial information.

Pro Forma Consolidated Balance Sheet…, page 33
General

12. We note that your pro forma balance sheet reflects your financial information "at" or "as of" December 31, 2006, as opposed to "for the Twelve Months Ended December 31, 2006." Please revise the title of your pro forma balance sheet, accordingly.

13. We have reviewed the pro forma adjustments recorded in the stockholders' equity section of your pro forma balance sheet, but are unclear as to how the amounts of the adjustments have been allocated between common stock, additional paid-in capital, and accumulated deficit. As such, please tell us in detail and expand your disclosure to explain how your adjustments have been allocated within stockholders' equity.

14. We note that your pro forma consolidated balance sheet includes a pro forma adjustment which reduces "other current assets" by $211,527 to reflect legal and accounting fees associated with the merger of Silicon Mountain Memory, Inc. and

Z-Axis, Inc. Based upon this adjustment and a review of the investing activities section of Silicon Mountain Memory, Inc.'s cash flow statement for the period ended December 31, 2006, it appears that legal and accounting costs incurred as a result of the potential merger between Z-Axis Corporation and Silicon Mountain Memory, Inc. have been deferred/capitalized. Please tell us why you believe these cost qualify for deferral or capitalization and cite any accounting literature that you have relied upon in order to reach your conclusion.

Management's Discussion and Analysis or Plan of Operation – Z-Axis, page 35

15. We note your response to comment 16 of our letter dated July 26, 2006. We believe this may be material information for the shareholders and is required to be disclosed by Item 14(a) of Schedule 14A. We reissue the comment. Please name each of the customers who accounted for 10% or more of your receivables in 2006.

16. We note from your website that you disclose Z-Axis opened an office in London in December 2005. Please revise this section to clarify whether the results of operations include the London office and the prospect of the company's future in the London market.

Management's Discussion and Analysis or Plan of Operation – Silicon Mountain
Liquidity and Capital Resources
Capital Expenditures, page 51

17. Based upon Footnote 8 to Silicon Mountain Memory, Inc's financial statements for the period ended December 31, 2006, it does not appear that all future minimum lease payments required under non-cancelable operating leases have been included in the table presented in MD&A. Please revise the table presented in MD&A, accordingly.

Related Party Transactions, page 53

18. Please revise to disclose the deemed annual interest rate based upon the value of the securities issued in consideration of the RayneMark and Crossen loans.

Customers, page 57

19. We note that SMM sells its products through inside sales representative and online websites and VCI distributes through its website and approximately 80% of its products through channel resellers. Please disclose the URL address of the websites to which you refer. Further, to the extent material, please disclose the standard terms of any fee or revenue sharing agreements VCI has with channel resellers.

Market Prices of Z-Axis Stock and Related Matters, page 63

20. You stated that Z-Axis and SMM board of directors recommended the approval of the exchange because there was an increase in the trading price and trading volume of Z-Axis common stock following the issuance of the press release and the filing of the 8-K concerning the exchange and the LLC sale on May 7, 2006 "as a barometer of investor interest in the combination." We note, however, that there is a rapid decrease in the stock price after the first quarter of fiscal year ended March 31, 2007. Please explain to us the reason for the drop in the price and whether it reflects a decrease in investor interest. If so, please revise your recommendation discussion to address the issue.

Reasons for the Exchange and the LLC Sale, page 67

21. We refer you to the second bullet on page 69. Please clarify here that from the spring of 2004 until the signing of the stock exchange agreement in May 2006, Z-Axis did not actively seek bids for its litigation services businesses from competitors in its industry.

22. We note that SMM is obligated to contribute $37,500 as an expense reimbursement if the exchange and the LLC sale close. Please clarify to whom this reimbursement will be paid.

Recommendation of the Board of Directors and the Special Committee, page 71

23. We note that you refer us to the "Reasons for the Exchange and the LLC Sale" section on page 67 in response to comment 28 of our letter dated July 26, 2006. We reissue the comment. Please revise the reasons why the proposed transactions are fair to the stockholders, other than the shareholders who are also officers, directors or affiliates of Z-Axis. Also, please note that your fairness discussion should address fairness to unaffiliated shareholders.

24. We reissue comment 29 of our letter dated July 26, 2006. Please discuss, in a separate section, the consideration given by Z-Axis Board to the interest of executive officers and directors as it relates to the board's recommendation for the merger. How do these interests support or not support the Board's recommendation?

25. Please disclose why the proceeds of the sale of the LLC flow to the corporation instead of to the pre-exchange shareholders.

26. Please revise to discuss what role, if any, the penny stock warrants issued to Laurus played in the board's determinations. In discussing this, please disclose what percentage of stock will, in effect, have been issued for a penny a share, assuming full exercise.

Opinion of Sarowdin Partners, page 71

27. We note that you are asked to render an opinion as to the fairness to the Z-Axis
   stockholders of the consideration to be received from the LLC sale. Please clarify
   whether you took into account of Z-Axis Investor Groups interest in the fairness
   opinion, even though their interest is different from those of other shareholders.

Discounted Cash Flow Analysis for the Pre-closing Litigation Support Services Business
of Z-Axis, page 73

28. We reissue comment 34 of our letter dated July 26, 2007. Revise to clarify why
   you believed you could issue a fairness opinion at all given what you describe as
   "the inherent volatility in its financials over the last 10 years and the demonstrated
   inability to accurately budget projected financial results." We note that the
   implied exchange range, for example, of 1.6262 to 0.3521 appears so broad as to
   raise issues of its worth.

29. We reissue comment 35 of our letter dated July 26, 2007. Revise to clarify why
   you believe the discounted cash flow analysis has any basis to form part of a
   fairness opinion given the extraordinarily broad range of results it shows.

Valuation of the Publicly Traded Shell, page 76

30. Please provide the basis of the statement that activity for shell companies as a
   result of the recent interest of Chinese companies in going public in the US may
   be slowing down.

Discounted Cash Flow Analysis for Silicon Mountain, page 76

31. Please explain the technical terms "NPV," "Terminal Value" and "LTM."
   Further, please explain the "private company/size discount factor" you mentioned
   on page 77.

Security Ownership of Certain Beneficial Owners and Management, page 124

32. Please disclose the natural control person of Gold C Enterprises and Entertainment
   Publications.

Z-Axis Corporation Financial Statements
General

33. With regard to Z-Axis Corporation, please provide updated financial statements
   that comply with the guidance provided in Rule 310(g) of Regulation S-B. In
   addition, please assess whether updated financial statements for Silicon Mountain

Memory, Inc., as well as, updated pro forma financial statements are required to be included in the next amendment to your proxy statement.

Notes to Consolidated Financial Statements
Note 1 – Description of Business and Summary of Significant Accounting Policies
Revenue and Cost Recognition, page F-9

34. Please explain to us your basis for recognizing sales revenue generated from fixed-price contracts. First, explain to us why it is appropriate for you to recognize revenue based upon a Proportional Performance model rather than a Completed Performance model. The Proportional Performance model is often appropriate for service transactions because the customer typically receives value as the services are performed. However, the Completed Performance model should be used if services are performed in more than a single act, but the final act is so significant in relation to the overall transaction that substantive performance only takes place when the final act is completed. Please provide us a fact specific analysis of your arrangements that considers the following guidance:

a. *If the seller fails to perform the final act, the customer (or the customer's new service provider) would need to "start over," rather than just pick up where the original vendor left off.* If revenue is truly earned proportionally as services are provided, the customer should not have to re-perform the acts that have already been performed in the event service is stopped before completion.

b. *Payment terms indicate that no payment is due until the final act is performed.* This may indicate that the parties have agreed that the final act is particularly significant.

c. *The final act is significantly different in nature from the other acts to be performed.* This may indicate that the other acts are simply performed to allow the final and important act to be performed.

d. *The contracts underlying the transaction specify only the final act (i.e., completion of service) and other acts are performed at the seller's discretion.* If the interim acts are not discussed in the contracts, they are unlikely to be important to the customer.

e. *There is significant uncertainty as to whether the vendor can complete all of the acts in the arrangement.* If the vendor is uncertain of its ability to complete the final act or acts, this may indicate that these acts are more difficult and potentially more significant to the arrangement.

35. In addition, explain to us why it is appropriate to use services performed as the appropriate pattern in your application of the Proportional Performance method.

In other words, explain to us why you are utilizing an input method rather than an output method for purposes of revenue recognition. When delivery in a service transaction is evaluated under the Proportional Performance model, the pattern of performance must be determined. This determination should focus on the pattern of service provided to the customer, rather than on when resources or effort are expended by the service provider.

Silicon Mountain Memory, Incorporated Financial Statements
Notes to Consolidated Financial Statements
6. Long-Term Debt and Short-Term Borrowings, page F-27

36. Please tell us whether the warrants to purchase 1,640,000 shares of your common stock meet the definition of a derivative under SFAS 133, and if so whether they meet the scope exception in paragraph 11 of SFAS 133. Please provide a brief analysis to support your response. Additionally provide an analysis of how the merger will impact your determination as the warrants may become readily settled net upon consummation of the transaction. If the warrants do not meet the definition of a derivative under SFAS133, provide us an evaluation under EITF 00-19 to determine whether the instrument should be accounted for as a liability or as equity. Note that the evaluation under EITF 00-19 is necessary to make a determination under paragraph 11 of SFAS 133. And finally, expand your disclosure to briefly address your accounting for the warrants and the conclusions reached in response to this comment. For additional guidance, you may refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance booklet located at
http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml.

37. Please provide us your assessment under paragraph 12 of the $2.5 million convertible term loan. Additionally include an assessment of how the merger will impact your determination under 12(c) of SFAS 133. If the embedded conversion feature meets the criteria for bifurcation under SFAS 133, tell us how you have considered the scope exception under contained in paragraph 11(a) of SFAS 133. In analyzing whether the conversion feature meets the paragraph 11(a) scope exception, provide us your analysis of the conversion feature under EITF 00-19. And finally, expand your disclosure to briefly address your accounting for the conversion feature associated with the convertible term loan and the conclusions reached in response to this comment. For additional guidance, you may refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance booklet located at
http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml.

Condensed Consolidated Balance Sheets (Unaudited), page F-35

38. Please do not include the Silicon Mountain Memory, Inc. financial statements for the period ended September 30, 2006 in future amendments to your proxy

statement, as these financial statements are no longer required under the updating rules.

Annex C

39. We reissue comment 48 of our letter dated July 26, 2006. We note the language of your opinion which states, "this letter and the opinion expressed . . . may not be quoted or referred to or used for any purpose without our prior written consent . . ." But we also note that the opinion is a publicly filed document and that you cannot restrict quotation or reference to it. Please revise accordingly.

Closing

Please amend the Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 with any questions or you may reach me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (720) 221-8162
        Mr. Robert Walter, Esq.